SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	August	2006
Commission File Number	001-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Material Change Report, dated May 10, 2006.
2	Material Change Report, dated June 12, 2006.
3	Material Change Report, dated June 26, 2006.
4	Material Change Report, dated July 4, 2006.
5	Material Change Report, dated July 19, 2006.

This report on Form 6-K is incorporated by reference into all of the Registrant’s outstanding registration statements on Form F-2, F-3 and S-8 that have been filed with the Commission.

DOCUMENT 1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Crystallex International Corporation (the “Company”)

18 King Street East

Suite 1210

Toronto, Ontario

M5C 1C4

Item 2	Date of Material Change

May 5, 2006

Item 3	News Release

A news release, issued under section 7.1 of National Instrument 51-102, was transmitted by CCNMatthews on May 5, 2006 in Canada. A copy of the press release is attached as Schedule “A”.

Item 4	Summary of Material Change

The Company announced that Standard Bank Plc (“Standard Bank”) has elected to convert US$7,500,000 principal amount of their US$14,315,000 loan, in accordance with the terms of the credit agreement dated December 23, 2005, among the Company’s subsidiary, ECM (Venco) Ltd. as borrower, the Company as guarantor and Standard Bank as lender. As a result of the conversion, the Company has issued 3,765,841 common shares to Standard Bank.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Daniel E. Hamilton

Chief Financial Officer

Telephone: 416.777.7329

Item 9	Date of Report

May 10, 2006.

Schedule “A”

For Immediate Release	May 5, 2006
RM: 7 - 06

Standard Bank Converts Debt into Crystallex Shares

TORONTO, ONTARIO, May 5, 2006 – Crystallex International Corporation (TSX: KRY) (AMEX: KRY) announced today that Standard Bank Plc, (“Standard Bank”) has elected to convert US$7,500,000 principal amount of their US$14,315,000 loan, (the “Loan”) in accordance with the terms of the credit agreement dated December 23, 2005, (the “Credit Agreement”) among Crystallex’s subsidiary, ECM (Venco) Ltd. as borrower, Crystallex as guarantor and Standard Bank as lender. As a result of the conversion, Crystallex has issued 3,765,841 common shares to Standard Bank.

In December 2005, Crystallex’s subsidiaries settled their outstanding 71,239 ounces of gold forward sales and call option contracts with Standard Bank Plc and converted the settlement amount into a US$14,315,000 term loan amortizing over the next three years. The gold contracts were closed out at an average gold price of US$504.50 per ounce, substantially below the May 5, 2006 closing price of approximately US$682 per ounce, (see Crystallex News Release dated December 23, 2005 for details of the transaction).

The conversion of the US$7,500,000 principal amount represents the entire convertible portion of the Loan and was converted into common shares pursuant to the provisions of the Credit Agreement at a price equal to C$2.32 per share, representing the average market price for the common shares of the Corporation on the Toronto Stock Exchange for the five trading days prior to December 23, 2005 (the effective date of the Credit Agreement). The Canadian dollar share price was converted into United States dollars at an exchange rate of 1.1649 (being the noon rate as reported by the Federal Reserve Bank of New York on December 23, 2005). Following the conversion, Crystallex will have approximately US$6.7 million of debt outstanding to Standard Bank.

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence gold production in early 2008 at an initial annualized rate of some 300,000 ounces at the initial planned production rate of 20,000 tonnes of ore per day. Other key assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

NOTE: This Release may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Crystallex, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Specific reference is made to “Narrative Description of the Business - Risk Factors” in the Company's Annual Information Form (“AIF”). Forward-looking statements in this release including, without limitation to, statements regarding the expectations and beliefs of management include the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in Crystallex’s AIF, annual report, and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission (“SEC”), and other regulatory authorities.

ADDITIONALLY: The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company's technical reports, including the Annual Information Form and other reports filed by the Crystallex on www.sedar.com.

A qualified person has verified the data contained in this release.

NOTE TO U.S. INVESTORS: While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

DOCUMENT 2

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Crystallex International Corporation (the “Company”)

18 King Street East

Suite 1210

Toronto, Ontario

M5C 1C4

Item 2	Date of Material Change

June 9, 2006

Item 3	News Release

A news release, issued under section 7.1 of National Instrument 51-102, was transmitted by CCNMatthews on June 9, 2006 in Canada and U.S. A copy of the press release is attached as Schedule “A”.

Item 4	Summary of Material Change

The Company announced that, subject to receipt of all necessary regulatory and shareholder approvals, it has agreed to amend the terms of 2,272,727 unlisted common share purchase warrants (the “Warrants”). Each Warrant entitles the holder thereof to acquire one common share in the capital of the Company at an exercise price of US$2.75 per share until September 15, 2006. Pursuant to the proposed amendment to the Warrants, the Corporation has agreed to issue 0.228 new common share purchase warrants (the “New Warrants”) in exchange for each Warrant exercised prior to 5:00 p.m. (New York time) on the date which is the later to occur of: (i) June 12, 2006; and (ii) the date on which the Corporation receives all necessary regulatory and stock exchange approvals to complete the amendment to the Warrants. Each New Warrant will entitle the holder thereof to acquire one common share in the capital of the Corporation at an exercise price of US$6.23 per share (subject to adjustment upon the occurrence of certain events) until the date which is one year from the date of issuance of the New Warrants.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Daniel E. Hamilton

Chief Financial Officer

Telephone: 416.777.7329

Item 9	Date of Report

June 12, 2006.

Schedule “A”

For Immediate Release	June 9, 2006

TORONTO, ONTARIO, June 9, 2006 – Crystallex International Corporation (the “Corporation”) (TSX: KRY) (AMEX: KRY) announced today that, subject to receipt of all necessary regulatory and shareholder approvals, it has agreed to amend the terms of certain unlisted common share purchase warrants (the “Warrants”) held by two holders in the United States. The proposed amendment is in relation to 2,272,727 Warrants originally issued by the Corporation as part of an issuance of 4,545,455 special warrants (each special warrant consisting of one common share and one-half of one Warrant) completed on August 29, 2003. Each Warrant entitles the holder thereof to acquire one common share in the capital of the Corporation at an exercise price of US$2.75 per share until September 15, 2006.

Pursuant to the proposed amendment to the Warrants, the Corporation has agreed to issue 0.228 new common share purchase warrants (the “New Warrants”) in exchange for each Warrant exercised prior to 5:00 p.m. (New York time) on the date which is the later to occur of: (i) June 12, 2006; and (ii) the date on which the Corporation receives all necessary regulatory and stock exchange approvals to complete the amendment to the Warrants (the “Offer Expiry Time”). Each New Warrant will entitle the holder thereof to acquire one common share in the capital of the Corporation at an exercise price of US$6.23 per share (subject to adjustment upon the occurrence of certain events) until the date which is one year from the date of issuance of the New Warrants. The exercise price of the New Warrants represents a 50% premium to the closing price of the common shares of the Corporation on the American Stock Exchange on May 31, 2006. Other than as described above, the New Warrants will have the same terms and conditions as the Warrants

In the event that all of the Warrants are exercised prior to the Offer Expiry Time, the Corporation would realize gross proceeds of approximately US$6.25 million and be required to issue an aggregate of 517,603 New Warrants.

Subject to receipt of all necessary regulatory, stock exchange and other approvals, the Corporation intends to amend the terms of the common share purchase warrants issued by the Corporation on September 8, 2003 in order to offer holders of such warrants the opportunity to exercise their warrants early on terms which are similar to those outlined above. Details of the proposed amendment will be provided by the Corporation in a separate news release.

About Crystallex

Crystallex International Corporation is a Canadian gold producer with operations and exploration properties in Venezuela. The Company’s principal asset is its interest in the Las Cristinas property in Bolivar State that is currently under development. Other assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY).

For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

DOCUMENT 3

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Crystallex International Corporation (the “Company”)

18 King Street East

Suite 1210

Toronto, Ontario

M5C 1C4

Item 2	Date of Material Change

June 22, 2006

Item 3	News Release

A news release, issued under section 7.1 of National Instrument 51-102, was transmitted by CCNMatthews on June 22, 2006 in Canada and U.S. A copy of the press release is attached as Schedule “A”.

Item 4	Summary of Material Change

The Company announced that its Board of Directors (the “Board”) has voted to adopt a new shareholder rights plan (the “Rights Plan”) replacing the original shareholder rights plan of the Company dated March 10, 1997 (the “Original Rights Plan”), which expired on the termination of the Company's 2006 annual and special meeting of shareholders. The Rights Plan is being adopted in order to reflect developments in Canada with respect to shareholder rights plans which have occurred since the Original Rights Plan was developed and to ensure the fair treatment of shareholders in connection with any take-over bid for the Company and to provide the Board and shareholders with sufficient time to fully consider any unsolicited take-over bid. The Rights Plan also provides the Board with time to pursue, if appropriate, other alternatives to maximize shareholder value in the event of a take-over bid.

Although the Rights Plan will take effect immediately in accordance with applicable regulatory requirements, the Company will submit the Rights Plan for confirmation at a special meeting of shareholders to be held within the next six months. Thereafter, the Rights Plan will be subject to reconfirmation at every third annual meeting of shareholders thereafter until its expiry on June 22, 2016. If the shareholders do not confirm the Rights Plan, the Rights Plan will terminate and cease to be effective at that time.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Daniel E. Hamilton

Chief Financial Officer

Telephone: 416.777.7329

Item 9	Date of Report

June 26, 2006.

Schedule “A”

For Immediate Release	June 22, 2006
RM: 11 – 06

Crystallex Adopts New Shareholder Rights Plan

TORONTO, ONTARIO, June 22, 2006 – Crystallex International Corporation (TSX: KRY) (Amex: KRY) - today announced that its Board of Directors (the “Board”) has voted to adopt a new shareholder rights plan (the “Rights Plan”) replacing the original Shareholder Rights Plan of the Corporation dated March 10, 1997 (the “Original Rights Plan”), which expired on the termination of the Corporation’s 2006 annual and special meeting of shareholders. The Rights Plan is being adopted in order to reflect developments in Canada with respect to shareholder rights plans which have occurred since the Original Rights Plan was developed and to ensure the fair treatment of shareholders in connection with any take-over bid for the Corporation and to provide the Board and shareholders with sufficient time to fully consider any unsolicited take-over bid. The Rights Plan also provides the Board with time to pursue, if appropriate, other alternatives to maximize shareholder value in the event of a take-over bid.

The Rights Plan is not being adopted in response to any proposal to acquire control of the Corporation and is not intended to prevent take-over bids. Under the Rights Plan, take-over bids which meet certain requirements intended to protect the interests of all shareholders are deemed to be “Permitted Bids”. Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for sixty days.

The Rights Plan is similar to other shareholder rights plans recently adopted by other Canadian corporations. Until the occurrence of certain specific events, the rights will trade with the common shares of the Corporation and be represented by the share certificates for such shares. The rights become exercisable only when a person, including any party related to or acting jointly or in concert with such person, acquires or announces its intention to acquire 20% or more of the outstanding common shares common shares of the Corporation without complying with the “Permitted Bid” provisions of the Rights Plan. Should a non-permitted acquisition occur, each right would entitle each holder of common shares (other than the offeror or certain parties related to it or acting jointly or in concert with it) to purchase additional common shares of the Corporation at a 50% discount to the market price of the shares at that time.

Although the Rights Plan will take effect immediately in accordance with applicable regulatory requirements, the Corporation will submit the Rights Plan for confirmation at a special meeting of shareholders to be held within the next six months. Thereafter, the Rights Plan will be subject to reconfirmation at every third annual meeting of shareholders thereafter until its expiry on June 22, 2016. If the shareholders do not confirm the Rights Plan, the Rights Plan will terminate and cease to be effective at that time.

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company’s principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence commercial gold production in 2008 at an initial annualized rate of some 300,000 ounces. Other assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

DOCUMENT 4

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Crystallex International Corporation (the “Company”)

18 King Street East

Suite 1210

Toronto, Ontario

M5C 1C4

Item 2	Date of Material Change

June 29, 2006

Item 3	News Release

A news release, issued under section 7.1 of National Instrument 51-102, was transmitted by CCNMatthews on June 29, 2006 in Canada and U.S. A copy of the press release is attached as Schedule “A”.

Item 4	Summary of Material Change

The Company announced that, due to recent volatility in the trading price of its common shares, it has agreed to amend the terms of the original agreement to amend 2,197,727 unlisted common share purchase warrants (the “Warrants”) held by a holder in the United States disclosed in the Company’s news release dated June 9, 2006. Each Warrant currently entitles the holder to acquire one common share in the capital of the Company at an exercise price of US$2.75 per share until September 15, 2006. Pursuant to the revised terms of the proposed amendment to the Warrants, the Company has agreed to issue approximately 0.398 new common share purchase warrants (the “New Warrants”) in exchange for each Warrant exercised. Each New Warrant will entitle the holder thereof to acquire one common share in the capital of the Company at an exercise price of US$4.00 per share until the date which is two years from the date of issuance of the New Warrants. The exercise price of the New Warrants represents approximately a 45% premium to the closing price of the common shares of the Company on the American Stock Exchange on June 28, 2006. The proposed amendment to the Warrants is subject to receipt of all necessary regulatory and stock exchange approvals.

Other than as described above, the New Warrants will have the same terms and conditions as the Warrants. The holder has agreed to exercise the Warrants on the date on which the Company receives all necessary regulatory and stock exchange approvals for the amendment to the Warrants.

Upon the exercise of the Warrants, the Corporation will realize gross proceeds of approximately US$6.04 million and be required to issue an aggregate of 875,000 New Warrants.

In light of the recent volatility in the trading price of its common shares, the Company does not intend to proceed with the proposed amendment to the terms of the other common share purchase warrants issued on September 8, 2003 which was originally announced on June 9, 2006.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Daniel E. Hamilton

Chief Financial Officer

Telephone: 416.777.7329

Item 9	Date of Report

July 4, 2006.

Schedule “A”

For Immediate Release	June 29, 2006

TORONTO, ONTARIO, June 29, 2006 – Crystallex International Corporation (the “Corporation”) (TSX: KRY) (AMEX: KRY) announced today that, due to recent volatility in the trading price of its common shares, it has agreed to amend the terms of the original agreement to amend 2,197,727 unlisted common share purchase warrants (the “Warrants”) held by a holder in the United States as disclosed in the Corporation’s news release dated June 9, 2006. Each Warrant currently entitles the holder to acquire one common share in the capital of the Corporation at an exercise price of US$2.75 per share until September 15, 2006. The proposed amendment to the Warrants is subject to receipt of all necessary regulatory and stock exchange approvals.

Pursuant to the revised terms of the proposed amendment to the Warrants, the Corporation has agreed to issue approximately 0.398 new common share purchase warrants (the “New Warrants”) in exchange for each Warrant exercised. Each New Warrant will entitle the holder thereof to acquire one common share in the capital of the Corporation at an exercise price of US$4.00 per share until the date which is two years from the date of issuance of the New Warrants. The exercise price of the New Warrants represents approximately a 45% premium to the closing price of the common shares of the Corporation on the American Stock Exchange on June 28, 2006. Other than as described above, the New Warrants will have the same terms and conditions as the Warrants. The holder has agreed to exercise the Warrants on the date on which the Corporation receives all necessary regulatory and stock exchange approvals for the amendment to the Warrants.

Upon the exercise of the Warrants, the Corporation will realize gross proceeds of approximately US$6.04 million and be required to issue an aggregate of 875,000 New Warrants.

In light of the recent volatility in the trading price of its common shares, the Corporation does not intend to proceed with the proposed amendment to the terms of the other common share purchase warrants issued on September 8, 2003 which was originally announced on June 9, 2006.

About Crystallex

Crystallex International Corporation is a Canadian gold producer with operations and exploration properties in Venezuela. The Company’s principal asset is its interest in the Las Cristinas property in Bolivar State that is currently under development. Other assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY).

For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

DOCUMENT 5

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Crystallex International Corporation (the “Company”)

18 King Street East

Suite 1210

Toronto, Ontario

M5C 1C4

Item 2	Date of Material Change

July 19, 2006

Item 3	News Release

A news release, issued under section 7.1 of National Instrument 51-102, was transmitted by CCNMatthews on July 19, 2006 in Canada and U.S. A copy of the press release is attached as Schedule “A”.

Item 4	Summary of Material Change

Further to its news release dated June 29, 2006, the Company announced that it has received US$6.04 million from the early exercise of 2,197,727 unlisted common share purchase warrants (the “Warrants”) held by an arm’s-length holder in the United States. The Company also issued 875,000 new common share purchase warrants (the “New Warrants”) to the holder in exchange for the Warrants exercised. Each New Warrant issued entitles the holder to acquire one common share in the capital of the Company at an exercise price of US$4.00 per share until July 14, 2008.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Daniel E. Hamilton

Chief Financial Officer

Telephone: 416.777.7329

Item 9	Date of Report

July 19, 2006.

Schedule “A”

For Immediate Release	July 19, 2006
RM: 12 - 06

Crystallex Receives US$6.04 million from Early Warrant Exercise

TORONTO, ONTARIO, July 19, 2006 – Crystallex International Corporation (the “Company”) (TSX: KRY) (AMEX: KRY) announced today that it has received US$6.04 million from the early exercise of warrants.  The proceeds will be used for general working capital purposes.

On June 29, 2006 Crystallex announced that it had agreed to amend the terms of 2,197,727 unlisted common share purchase warrants (the “Warrants”) held by an arm’s-length holder in the United States. Each Warrant entitled the holder to acquire one common share in the capital of Crystallex at an exercise price of US$2.75 per share until September 15, 2006. The amendment to the Warrants was subject to receipt of all necessary regulatory and stock exchange approvals.

Pursuant to the terms of the amendment to the Warrants and their subsequent exercise, the Company has issued approximately 0.398 new common share purchase warrants (the “New Warrants”) in exchange for each Warrant exercised, for an aggregate of 875,000 New Warrants. Each New Warrant issued entitles the holder to acquire one common share in the capital of the Company at an exercise price of US$4.00 per share until July 14, 2008. The exercise price of the New Warrants represents approximately a 45% premium to the closing price of the common shares of the Corporation on the American Stock Exchange on June 28, 2006.

About Crystallex

Crystallex International Corporation is a Canadian gold producer with operations and exploration properties in Venezuela. The Company’s principal asset is its interest in the Las Cristinas property in Bolivar State that is currently under development. Other assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY).

For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	August 23, 2006	By:	/S/ DAN HAMILTON
Name: Dan Hamilton Title: Chief Financial Officer